Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Reports Significant Improvement in All Major Financial Indicators of
Operational Performance for the First Quarter of 2007
     HUIZHOU, China, July 27 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) reports today its un-audited financial results for the three months ended March 31, 2007.
     Highlights
     Net sales, gross profit and income from operations amounted to Rmb 870.2 million (USD 112.7 million), Rmb 191.8 million (USD 24.8 million) and 145.0 million (USD 18.8 million) respectively for the first quarter of 2007 compared to Rmb 679.1 million, Rmb 107.8 million and Rmb 17.1 million respectively for the same period in 2006.
     Excluding the non-cash expenses (see Chart 2 below), which may not be indicative of the Company’s core business operating results, net income and basic earnings per share for the first quarter of 2007 would have been Rmb122.9 million (USD15.9 million) and Rmb4.15 (USD0.54), respectively.
     Net sales for the second quarter of 2007 is estimated to increase within the range of 31.4% to 41.4% from the same period in 2006.
     Accounting gains to be recorded in the second quarter of 2007 on the conversion of convertible notes by the note holders to shares of a subsidiary and the deemed disposal of a subsidiary through its initial public offering are estimated to amount to Rmb 738.7 million (USD 95.6 million) in total.
     “The first quarter of 2007 marked a strong start to the year,” commented Mr. Wu Rui Lin, Chairman of XING. “In the first quarter, our significant operating subsidiary CEC Telecom Co., Ltd. (CECT) achieved great success in selling one of its newest mobile phones, the C1000 model that features ultra-long life in standby mode, through China Seven Star, one of the leading infomercial companies in China. We have found that this has not only become a key sales channel, but it has also turned into a great marketing outlet because it allows consumers to see the differentiated features that our mobile phone handsets offer.
     “Additionally, we progressed smoothly on our new product development. We have and will release a number of new mobile phone handsets that feature fingerprint recognition, dual SIM card capabilities, multiple speakers, and built in TVs. We believe these mobile phone handsets will help us maintain our track record of delivering high-quality mobile phones that consumers in our end markets demand.”

     Discussion and Analysis of Operational Performance in the First Quarter of 2007
     Net sales amounted to Rmb 870.2 million (USD 112.7 million) for the first quarter of 2007 compared to Rmb 679.1 million for the same period in 2006.
     The increase mainly related to the sale of CECT-branded mobile phone handsets. The increase in the sale of CECT-branded handsets was primarily due to higher handset shipments and a higher average selling price (“ASP”) of handsets shipped. Handset shipments of CECT-branded handsets in the first quarter of 2007 were 753,000 units, an increase of 40.8 % compared to 535,000 units in the first quarter of 2006. The growth in handset shipments in the first quarter of 2007 was primarily driven by the popularity of CECT’s ultra-long standby handset models which were first introduced in April 2006. CECT’s ultra-long standby handsets can last up to 2 months in standby mode without a recharge. Additionally, CECT effectively broadened its distribution channel towards the end of 2006 when CECT began using infomercials to market and sell handsets directly to consumers.
     ASP for CECT-branded handsets rose to Rmb944 (USD$122) in the first quarter of 2007, compared to Rmb859 in the first quarter of 2006, primarily because of higher selling prices for ultra-long standby handsets.
     Gross profit amounted to Rmb 191.8 million (USD 24.8 million) for the first quarter of 2007 compared to Rmb 107.8 million for the same period in 2006.
     The increase mainly related to the gross profit contribution from the sale of CECT-branded mobile phone handsets. Gross profit relating to the sale of CECT-branded handsets was Rmb166.4 million (USD$21.5 million) in the first quarter of 2007, or 23.2% of revenues, which was an increase from a gross profit of Rmb86.3 million, or 17.3 % of revenues in the first quarter of 2006, The increase in gross profit and the improvement in gross margin were primarily due to the sales of significant quantities of higher-margin handset products. In particular, CECT sold approximately 198,000 units of C1000 ultra-long standby handsets and 65,000 units of IP1000 ultra-long standby handsets in the first quarter of 2007.
     Income from operations amounted to Rmb 145.0 million (USD 18.8 million) respectively for the first quarter of 2007 compared to Rmb 17.1 million respectively for the same period in 2006.

Condensed Consolidated Income Statement for the First Quarter of 2007
CHART 1

	2007 first quarter	2007 first quarter
	Un-audited	Un-audited
	Rmb ‘000	USD ‘000
Net sales	870,221	112,676
Cost of goods sold	(678,399)	(87,839)
Gross profit	191,821	24,837
Gross margin	22.0%	22.0%
Operating expenses	(46,773)	(6,056)
Income from operations	145,049	18,781
Operating margin	16.7%	16.7%
Non-operating expenses (net)	(212,923)	(27,569)
Loss before income tax and minority interests	(67,874)	(8,788)
Income tax expense	(20,656)	(2,675)
Loss before minority interests	(88,530)	(11,463)
Minority interests	(8,977)	(1,162)
Net loss	(97,506)	(12,625)

Basic loss per share	Rmb (3.29)	USD (0.43)
Diluted loss per share	Rmb (3.29)	USD (0.43)

Weighted average number of shares outstanding — basic	29,627,000	29,627,000
Weighted average number of shares outstanding — diluted	29,627,000	29,627,000
     Included in operating expenses were non-cash charges relating to share-based compensation and amortization of acquired intangible assets. Included in non-operating expenses were non-cash charges relating to the US$40 million

3.5% convertible notes issued in June 2006 and the US$26 million 4.5% convertible notes issued in October 2006. In management’s opinion, these charges, which are listed in Chart 2 below with their amounts, may not be indicative of the Company’s core business operating results.
CHART 2

			2007 first	2007 first
			quarter	quarter
	Account		Un-audited	Un-audited
	classification	Notes	Rmb ‘000	USD’000
Share-based compensation expenses	Operating expenses	(1)	(1,800)	(233)
Amortization of acquired intangible assets	Operating expenses		(13,231)	(1,713)
Non-cash interest expenses	Non-operating expenses		(46,862)	(6,068)
Loss on re-measurement of embedded derivatives	Non-operating expenses		(158,480)	(20,520)
     Had the above non-cash charges been excluded, net income and basic earnings per share for the first quarter of 2007 would have been Rmb122.9 million (USD15.9 million) and Rmb4.15 (USD0.54), respectively.
     (1) Share-based compensation expenses, which have been classified as operating expenses, of Rmb 1.8 million (US$0.2 million) were recorded in the first quarter of 2007. Qiao Xing Mobile Communication Co., Ltd. (QXMC), a consolidated subsidiary of XING’s, adopted its 2007 equity incentive plan on March 19, 2007 and granted options to a director and certain employees to purchase ordinary shares of QXMC under this plan. These options vest at different dates beginning November 1, 2007 and have terms varying from two to six years from the date of grant. Management is still in the process of evaluating the value of ordinary shares of QXMC for the purpose of determining the share-based compensation expenses associated with the share options which were granted on March 19, 2007 and which remain unexercised as of March 31, 2007. Given the preliminary nature of the estimates, the actual share-based compensation expenses for the first quarter of 2007 may be materially different from management’s current expectations upon further evaluation.
     Guidance for the Second Quarter of 2007
     It is estimated that net sales for the second quarter of 2007 would reach an amount ranging from Rmb 972.7 million (USD 125.9 million) to Rmb 1,046.7 million (USD 135.5 million), up from 31.4% to 41.4% from the same period of last year.
     The following is management’s estimate of the amounts of non-cash income and expenses in the second quarter of 2007:
CHART 3

			2007 second	2007 second
			quarter	quarter
			Estimate	Estimate
	Account		Un-audited	Un-audited
	classification	Notes	Rmb ‘000	USD’000
Net gain on conversion of XING convertible notes by note holders to QXMC shares	Non-operating income	(1)	343,953	44,535
Gain on deemed disposal of QXMC through IPO	Non-operating income	(1)	394,744	51,111

			2007 second	2007 second
			quarter	quarter
			Estimate	Estimate
	Account		Un-audited	Un-audited
	classification	Notes	Rmb ‘000	USD’000
Share-based compensation expenses (Group’s share after related minority interests)	Operating expenses		(10,200)	(1,321)
Amortization of acquired intangible assets (Group’s share after related minority interests)	Operating expenses		(4,712)	(610)
Non-cash interest expenses	Non-operating expenses		(44,231)	(5,727)
Gain on re-measurement of embedded derivatives	Non-operating incomes		63,238	8,188
Extraordinary gain on acquisition of minority interests in CECT by QXMC	Extraordinary gain	(2)	Presently in	Presently in
			the process of evaluating	the process of evaluating
     (1) On May 2, 2007, the Company’s subsidiary, QXMC was listed on the New York Stock Exchange through an IPO. Immediately prior to the listing, the investors of the 3.5% Note exercised the option to convert the full US$40 million of the convertible notes into 7,800,000 ordinary shares of QXMC. Subsequent to the conversion and prior to the listing, QXMC became 19.5% owned by the investors of the 3.5% Note investors and 80.5% owned by the

Company. QXMC’s IPO. As a consequence of QMXC’s IPO, the Company’s interest in QMXC was further diluted to approximately 61.33%. The extinguishment of the 3.5% Note and the deemed disposal of approximately 38.67% in QXMC gave rise to accounting gains estimated to be approximately Rmb 749.1 million (USD 97.0 million) in aggregate in the second quarter of 2007.
     (2) In June 2007, the Company’s subsidiary, QXMC, injected additional capital of USD 50.0 million into CECT. As Qiao Xing Group Limited (QXGL), the minority shareholder of CECT, did not participate in the capital injection, QXMC’s equity interest in CECT was increased from 93.41% to 96.55%, while the equity interest held by QXGL was reduced from 6.59% to 3.45%. Under the purchase method of accounting, QXMC’s deemed acquisition of the additional 3.14% equity interest in CECT from QXGL is expected to result in an extraordinary acquisition gain in the second quarter of 2007, which management is presently in the process of evaluating.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 27, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.

     For further information, please contact:
Rick Xiao
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.